Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

February 9, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Lisa Larkin
Ms. Lauren Hamilton

Re:	Bain Capital Specialty Finance, Inc. (the “Registrant” or the “Company”)
File No. 333-250965

Dear Mses. Larkin and Hamilton:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on December 28, 2020 (“General Comments”) and January 28, 2021 (“Accounting Comments”) with respect to the Registrant’s registration statement filed on Form N-2 (the “Registration Statement”) on November 25, 2020. On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter. The below responses will be reflected in Pre-Effective Amendment No.1 to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

General Comments

1.	Comment: Please confirm that no multiple class relief will be sought.

Response: We hereby confirm that multiple class relief will not be sought.

2.	Comment: Please convert the following sentence under the paragraph captioned “Competitive Strengths - Extensive Origination Capabilities and Disciplined, Professional Investment Process” into plain English.

Bain Capital Credit’s investment teams take a bottom-up approach to investing which is complimented by the macro relative value insights of credit committee members and portfolio managers across different geographies, industries and investment securities.

Response: The disclosure has been revised accordingly.

February 9, 2021 Page 2

3.	Comment: Please revise the disclosure under the section captioned “Use of Leverage” to address whether BCC Middle Market CLO 2019-1 LLC is a controlled foreign corporation.

Response: We hereby confirm that, as BCC Middle Market CLO 2019-1 LLC is a wholly-owned and consolidated subsidiary of the Registrant utilized strictly for financing purposes, we do not consider such subsidiary to be a controlled foreign corporation for U.S. federal income tax purposes. Any related restrictions under the Investment Company Act of 1940, as amended, apply at the level of the Registrant, which includes the consolidated holdings of BCC Middle Market CLO 2019-1 LLC (not at the level of such financing subsidiary). Accordingly, we respectfully decline to revise the disclosure.

4.	Comment: Please confirm supplementally that the effects of leverage table is incorporated by reference in the Registration Statement.

Response: We hereby confirm that the table demonstrating the effects of leverage on returns from an investment in the Registrant’s common stock is incorporated by reference from the Registrant’s annual report on Form 10-K. This disclosure is included under Item 1A. Risk Factors, Risks Relating to Our Business and Structure under the risk factor captioned “Our strategy involves a high degree of leverage. We intend to continue to finance our investments with borrowed money, which will magnify the potential for gain or loss on amounts invested and may increase the risk of investing in us. The risks of investment in a highly leverage fund include volatility and possible distribution restrictions.” in the annual report on Form 10-K.

5.	Comment: Please confirm supplementally that the Registrant is not required to disclose the basis for its board of directors’ approval of the Registrant’s Investment Advisory Agreement in its annual report on Form 10-K, as indicated by Item 9(1)(b)(4) of Form N-2.

Response: We hereby confirm that as a business development company, the Registrant is not required to disclose the basis for its board of directors’ approval of the Registrant’s Investment Advisory Agreement pursuant to the requirements of Form N-2 or otherwise in its annual report on Form 10-K. The Registrant has included disclosure regarding the Investment Advisory Agreement and the Board’s approval thereof, in line with industry practice, under Item 1. Business — General of its annual report on Form 10-K, which is incorporated by reference in the Registration Statement.

February 9, 2021 Page 3

6.	Comment: Please disclose general risks related to the “Exclusive Forum” provision included in the Registrant’s Certificate of Incorporation.

Response: We hereby confirm that such risk disclosure is incorporated by reference from the Company’s annual report on Form 10-K Risk under Item 1A. Risk Factors, Risks Relating to Our Business and Structure under the risk factor captioned “Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against our directors, officers, other employees or stockholders for breach of fiduciary duty and other similar actions may be brought in a federal or state court located in the state of Delaware.”

7.	Comment: Please confirm compliance with the amendments adopted by the Securities and Exchange Commission pursuant to a directive from the 2015 Fixing America’s Surface Transportation Act (the “FAST Act”). In particular, please note that the FAST Act requires that registrants provide hyperlinks for exhibits.

Response: We hereby confirm the Registration Statement complies with the requirements of the FAST Act, including the hyperlinking of exhibits to and filings incorporated by reference in the Registration Statement.

Accounting Comments

1.	Comment: The consent of the independent registered accounting firm filed with the Registration Statement has become stale. Please confirm that you will file an updated consent.

Response: The Company hereby confirms that it will file an updated consent.

2.	Comment: With respect to the expense examples under the “Fees and Expenses” section, the Staff of the Securities and Exchange Commission (the “Staff”) notes that the 1-, 3-, 5- and 10-year expense examples assuming a 5% annual return resulting entirely from net realized capital gains (all of which is subject to the incentive fee based on capital gains) are the same as those expense examples assuming a 5% annual return (none of which is subject to the incentive fee based on capital gains). Please update as necessary.

Response: The Company hereby confirms that the expense examples referenced above are accurate. The Company notes that the incentive fee under its Investment Advisory Agreement, assuming a 5% annual return, would not be payable during the periods indicated under the first scenario.

February 9, 2021 Page 4

3.	Comment: The Staff notes that footnote 2 to the Fees and Expenses table states that the related prospectus supplement will disclose the estimated amount of offering expenses, the offering price and the offering expenses borne by the Company as a percentage of the offering price. Please revise the disclosure to clarify that the prospectus supplement will be filed with the most recent information that will supersede any information included in the Registration Statement.

Response: The disclosure has been revised accordingly.

4.	Comment: The Staff notes that footnote 26 to the Consolidated Schedule of Investments included in the Company’s quarterly report for the quarter ended September 30, 2020 on Form 10-Q (the “10-Q”) indicates that all or a portion of the Company’s debt investments bear “payment-in-kind” (“PIK”) interest. For each security that pays PIK interest, please disclose the PIK rate in the Consolidated Schedule of Investments or in the related footnotes. See ICPA Audit Risk Alert - Investment Company Industry Developments 2013/2014.

Response: The Company acknowledges the Staff’s comment and confirms that it will add the above-referenced disclosure, as applicable, in its future financial statements and filings.

5.	Comment: The first paragraph under the “Portfolio Companies” section indicates that the Company does not “control” any of its portfolio companies, as defined by the Investment Company Act of 1940, as amended (the “1940 Act”). However, the 10-Q suggests that the Company has identified certain portfolio companies as controlled portfolio companies for purposes of the 1940 Act. Please revise the disclosure to reconcile this discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to identify its controlled portfolio companies.

6.	Comment: Under the “Portfolio Companies” section, please revise the disclosure to include associated footnotes for the schedule of investments.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

February 9, 2021 Page 5

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz